SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 9, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, November 9, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), reports the rectified Board of Directors resolved at the Board of Directors meeting held on November 8, 2022, in which the note of the decision not to accept the position of Alternate Director expressed by Mr. Enrique Alberto Antonini was taken, who was appointed in the Shareholders’ Meeting dated October 28, 2022.

CHAIRMAN
Eduardo Sergio Elsztain                                                                  06.30.2024
I VICE-CHAIRMAN
Saúl Zang                                                                                        06.30.2024
II VICE-CHAIRMAN
Alejandro Gustavo Elsztain                                                            06.30.2025
REGULAR DIRECTOR
María Julia Bearzi                                                                           06.30.2025
Liliana De Nadai                                                                             06.30.2025
David Williams
06.30.2025
Mauricio Wior                                                                                 06.30.2024
Ben Iosef Elsztain                                                                           06.30.2024
Fernando Adrián Elsztain                                                               06.30.2023
Oscar Pedro Bergotto                                                                      06.30.2023
Daniel Ricardo Elsztain                                                                  06.30.2023
Nicolás Bendersky                                                                          06.30.2023
ALTERNATE DIRECTOR
Gabriel Adolfo Gregorio Reznik
06.30.2025
Oscar Marcos Barylka
06.30.2024
Iair Manuel Elsztain                                                                       06.30.2023
Gaston Armando Lernoud
06.30.2023

Likewise, the composition of the Audit Committee has been ratified according to the following detail:

AUDIT COMMITEE
Oscar Pedro Bergotto
María Julia Bearzi
Liliana De Nadai

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 9, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets